Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE
MEETING OF THE BOARD OF DIRECTORS OF AUGUST 4, 2014

DATE, TIME AND PLACE: On August 4, 2014 at 4:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of elected members.

DECISIONS ADOPTED UNANIMOUSLY:

Having taken cognizance of the account statements for the period from January to June 2014, the Directors decided, based on sub-item 14.2 of the Corporate Bylaws, and ad referendum of the General Shareholders’ Meeting:

a)  to declare interest on capital in the amount of R$ 0.32556 per share complementary to the dividends paid monthly during the first half of the year, to be incorporated in the mandatory dividend for 2014 and to be paid out on August 25, 2014, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.276726 per share, excluding from this retention corporate shareholders able to substantiate immunity or exemption; and

b)  that the credit entry corresponding to this interest shall be made to the company’s account registers on August 25, 2014, on an individualized basis to each shareholder as at the end of the day on the record date of August 13, 2014.

CONCLUSION: With the work of the meeting concluded, these minutes were duly signed having been drafted, read and approved by all. São Paulo (SP), August 4, 2014. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer